ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 713.229.1234 FAX 713.229.1522	AUSTIN BAKU DALLAS HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

June 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Ms. Jennifer Goeken

Re:	Transocean Inc.

Response to SEC Staff Comments sent by a letter dated May 19, 2005

Ladies and Gentlemen:

On behalf of Transocean Inc. (the “Company”), we transmit herewith for electronic filing via the EDGAR system a memorandum of the Company responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), by a letter dated May 19, 2005, regarding the Company’s Form 10-K, filed March 16, 2005, response letter, dated April 29, 2005 and Form 10-Q, filed May 3, 2005 (File No. 333-75899).

The Company’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of the Company.

Please telephone collect Gene J. Oshman (713.229.1178), John D. Geddes (713.229.1113) or the undersigned (713.229.1749) of the firm Baker Botts L.L.P., counsel to the Company, with any questions or comments you may have regarding the enclosed.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ James H. Mayor

James H. Mayor

Securities and Exchange Commission	2	June 1, 2005

cc:	Mr. William E. Turcotte
Transocean Inc.

Mr. Gene J. Oshman
Mr. John D. Geddes
Baker Botts L.L.P.

 June 1, 2005

Transocean Inc.

Memorandum in Response to Staff Comments

Form 10-K, filed March 16, 2005
Response Letter dated April 29, 2005
Form 10-Q, filed May 3, 2005 (File No. 333-75899)

This memorandum sets forth the responses of Transocean Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance contained in the letter dated May 19, 2005 from H. Roger Schwall, Assistant Director, with respect to the Company’s Form 10-K, filed March 16, 2005, response letter dated April 29, 2005 and Form 10-Q, filed May 3, 2005 (File No. 333-75899).

10-K for the year ended December 31, 2004

Note 21 - Segments, Geographical Analysis and Major Customers, page 100

Comment

1.
We have given consideration to your response to prior comment 2, where you state your belief that because of the global nature of your business, you operate in one segment, the Transocean Drilling Segment. Based on the analysis you presented to support your position and the nature of your business as you have described to us, we believe you should expand your disclosure, in future filings, to clarify how management has chosen to organize the business, as identified by paragraph 26(a) of SFAS 131 and contemplated by Items 101 and 303(a) of Regulation S-K.

Company Response

The Company will expand its disclosure in future filings to clarify how management has chosen to organize the business, as requested.

10-Q for the quarter ended March 31, 2005

Controls and Procedures, page 34

Comment

2.
We note your disclosure that your “Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures were effective as of March 31, 2005 to provide reasonable assurance that the information required to be disclosed in [y]our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Revise to clarify in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Company Response

The Company will include this disclosure in future filings, as requested.

June 1, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:             Ms. Jennifer Goeken

Re:	Acknowledgments Related to Transocean Inc.’s Response to the Staff’s Comment Letter dated May 19, 2005

Ladies and Gentlemen:

In response to the closing comments of the Staff of the Division of Corporation Finance contained in the letter dated May 19, 2005 from H. Roger Schwall, Assistant Director, with respect to the Annual Report on Form 10-K, filed March 16, 2005, the Response Letter dated April 29, 2005 and the Form 10-Q, filed May 3, 2005, of Transocean Inc. (the “Company”), the Company hereby acknowledges in connection with its response to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TRANSOCEAN INC.

By:	/s/ Gregory L. Cauthen

Gregory L. Cauthen
Senior Vice President and Chief Financial Officer

cc:	William E. Turcotte
Transocean Inc.

Gene J. Oshman
John D. Geddes
Baker Botts L.L.P.